FORM 4

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


                     Filed pursuant to Section 16(a) of the
                 Securities Exchange Act of 1934, Section 17(a)
                  of the Public Utility Holding Company Act of
           1935 or Section 30(f) of the Investment Company Act of 1940


1. Name and Address of Reporting Person

         Lavezzo, Albert M.
         300 Tuolumne Street, Suite A
         Vallejo, California 94590

2. Issuer Name and Ticker or Trading Symbol

         First Banks America, Inc.   FBA

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year

         January 1999

5. If Amendment, Date of Original   (Month/Year)

         N/A

6. Relationship of Reporting Person to Issuer
              (Check all applicable)

        X   Director                                        10% Owner
     ------                                           ------

           Officer (give title below)                 Other (Specify below)

7. Individual or Joint/Group Filing (Check applicable line):

         X   Form filed by One Reporting Person
     -------
             Form filed by more than One Reporting Person
     -------

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.       Title of Security:         Common Stock

2.       Transaction Date (Month/Day/Year):

                  a)  1/8/99        b)  1/11/99      c) N/A

3. Transaction Code:

                  a)  S             b)  S            c) N/A

4. Securities Acquired (A) or disposed of (D):

                  a)  D             b)  D            c)  N/A
     Amount       a) 631 shs.       b)  10,823       c)  N/A
     Price        a) 19.875         b)  19.755       c)  N/A

5. Amount of Securities Beneficially Owned at End of Month:
                  a)  -0-  b)  -0-  c)  9,210

6. Ownership Form Direct (D) or Indirect (I):
                  a)  I             b)  I            c)  D
7. Nature of Indirect Beneficial Ownership:
         N/A

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts calls, warrants, options, convertible securities)

1.   Title of Derivative Security       N/A
2.   Conversion or Exercise Price of Derivative Security  N/A
3.   Transaction Date (Month/Day/Year): N/A
4.   Transaction Code  Code____ V_____  N/A
5.   Number of Derivative Securities Acquired (A)____ or Disposed of (D)____
              N/A
6.   Date Exercisable and Expiration Date (Month/Day/Year)         N/A
     Date Exercisable ____________      Expiration Date ____________
              N/A
7.   Title and Amount of Underlying Securities:  N/A
     Title _______________________      Amount or Number of Shares ______:  N/A
8.   Price of Derivative Security:               N/A
9.   Number of Derivative Securities Beneficially Owned at End of Month:    N/A
10.  Ownership Form of Derivative Security Direct (D) or Indirect (i)       N/A
11.  Nature of Indirect Beneficial Ownership:    N/A
Explanation of Responses:

/s/Albert M. Lavezzo
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Signature of Reporting Person
Date:    March 23, 1999                                        SEC 1474 (7/96)
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